

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

J. Adam Guo
Chief Executive Officer
Emo Capital, Corp.
10409 Pacific Palisades Ave.
Las Vegas, Nevada 89144

> **Re: Emo Capital, Corp.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 1, 2023**
> **File No. 024-12282**

Dear J. Adam Guo:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2023 letter.

Amendment No. 2 to Form 1-A filed August 1, 2023

Use of Proceeds, page 22

1.   We note your revision to prior comment 2, which we reissue. In the Use of Proceeds section on pages 22 and 23, for the charts depicting 50% and 25% of the shares being sold, the "TOTAL" amount does not match the actual sum of the itemized allocations. Please revise to ensure that the itemized allocations match the reflected total for each percentage of shares sold.

General

2.   We note your expanded disclosure throughout the offering circular that you will continue to engage in the organic fertilizer business and a brief description of the process for creating organic fertilizer, including a cross reference to your Form 1-A offering circular submitted on March 2, 2023, and the most recent post-qualification amendment that was qualified on May 12, 2023. Instead of referring to a separate offering circular, please revise this offering circular to include a more material disclosure of your organic fertilizer business. Please provide expanded disclosures in the sections including, but not limited to:

- Glossary
- Risk Factors
- Competition for the Company's current operations
- Market Opportunity for Organic Fertilizer
- Government Regulation

Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Vic Devlaeminck, Esq.